December 30, 2005
Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Dear Ms. Sifford:
This letter is provided in response to the Staff’s comment letter dated November 23, 2005. We have repeated each of the comments in bold type with our response included immediately thereafter.
Form 10-KSB for the Year Ended December 31, 2004
Reserve Replacement Costs, page 10
We note you choose to disclose your finding and development cost per unit.
•	Please expand your disclosure to include the following information:
•	Describe how the ratio is calculated
•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped)
•	Identify the reasons why proved reserves were added
•	Disclose how management uses this measure
•	Disclose the limitations of this measure
•	Indicate whether the finding and development cost per unit measure is comparable to other like measures disclosed by other companies
We acknowledge the Staff’s comment and request that, rather than revise the disclosure contained in our 2004 Form 10-KSB, we will include the following disclosure in our 2005 Form 10-K:
“Finding and development costs per mcfe is a ratio determined by dividing our annual development and exploration costs incurred by total proved reserve additions, including both developed and undeveloped reserves. We use this ratio as one indicator of the overall effectiveness of exploration and development activities. In determining the ratio for the years ended December 31, 2005 and 2004, total proved reserve additions consisted of the following (expressed in mcfe):

Ms. April Sifford
United States Securities and Exchange Commission

	2005	2004
Proved developed		3,900,000
Proved undeveloped		11,411,000

Total proved reserves added		15,311,000
Proved reserves were added in each of 2005 and 2004 through both gross-incremental additions associated with our higher density spacing of prospective drilling locations on our properties, as well as through our development drilling activities. During 2004, 5 million mcfe, or 44% of the increase in proved undeveloped reserves, were attributed to higher density spacing from downspacing.
Our finding and development costs per mcfe measure has certain limitations. Consistent with industry practice, our finding and development costs have historically fluctuated on a year-to-year basis based on a number of factors including the extent and timing of new discoveries and property acquisitions. Due to the timing of proved reserve additions and timing of the related costs incurred to find and develop our reserves, our finding and development costs per mcfe measure often includes quantities of reserves for which a majority of the costs of development have not yet been incurred. Conversely, the measure also often includes costs to develop proved reserves that had been added in earlier years. Finding and development costs, as measured annually, may not be indicative of our ability to economically replace oil and natural gas reserves because the recognition of costs may not necessarily coincide with the addition of proved reserves. Our finding and development costs per mcfe may also be calculated differently than the comparable measure for other oil and gas companies.
Form 10-QSB [sic] for the Quarterly Period Ended September 30, 2005
New Accounting Pronouncements, page 15
You stated the adoption of FSP 19-1 had no impact on your financial statements. Please tell us how the additional disclosure requirement with respect to capitalized exploratory well costs applies to you and why you believe such requirement has no impact on your financial statements.
As we had no exploratory well costs capitalized which were pending the determination of proved reserves on our books at the date of adoption of the provisions of FSP 19-1 or for any other period covered by our September 30, 2005 Form 10-Q, we believe that the adoption of FSP 19-1 had no impact on our financial statements. We also believe that no disclosures called for under FSP 19-1 were required within the notes to our interim financial statements, as such disclosures were not applicable to us.
During the fourth quarter of 2005, we engaged in activities which will result in capitalized exploratory well costs appearing in our December 31, 2005 balance sheet.

Ms. April Sifford
United States Securities and Exchange Commission

We intend to, commencing with our 2005 Form 10-K, comply with the accounting and disclosure guidance required by FSP 19-1.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David C. Milholm
Chief Financial Officer